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November 10, 2009		Writer’s Direct Contact 415.268.6722 JLiu@mofo.com

By Edgar Transmission

and Overnight Delivery

Jay Mumford

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 305

Re:	DSP Group, Inc.

Commission File No. 000-23006

Form 10-K for the Fiscal Year Ended December 31, 2008

Dear Mr. Mumford:

On behalf of DSP Group, Inc., a Delaware corporation (the “Company”), we, as counsel to the Company, are providing you with the following information and comments based upon information provided to us by the Company in response to the letter dated October 2, 2009 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced annual report.

The relevant text of the Comment Letter has been included in this letter, and the numbering of the Company’s responses set forth below corresponds to the numbering in the Comment Letter.

Form 10-K for the year ending December 31, 2008

Item 9A. Controls and Procedures, page 96

1.	We note your disclosure that your chief executive officer and chief financial officer “concluded that [your] disclosure controls and procedures are effective in timely alerting them to material information required to be included in this report.” In future filings, please revise the disclosure after the word “effective” so that, if true, the language that appears after the word “effective” is substantially similar in all material respects to the meaning of disclosure controls and procedures set forth in Exchange Act Rule 13a-15(e).

Jay Mumford

Securities and Exchange Commission

November 10, 2009

Page Two

Response: The Staff’s comment is duly noted, and the Company will revise its disclosure under Item 9A accordingly in its future fillings.

Item 11. Executive Compensation, page 97

2.	We believe that investors will benefit from a more insightful analytical discussion of how you arrived at the particular levels and forms of compensation paid in 2008 and why you believe your compensation decisions are consistent with your overall compensation objectives and philosophies. Consistent with the requirements of Item 402(b) of Regulation S-K, please provide a complete qualitative and quantitative discussion linking your compensation objectives and policies with the actual amounts paid to your named executive officers. To assist you with the development of a more comprehensive Compensation Discussion and Analysis, please refer to the ample amount of publicly available guidance the Division of Corporation Finance has issued in this regard, most recently, Director White’s October 21, 2008 speech, entitled “Executive Compensation Disclosure: Observations on Year Two and a Look Forward to the Changing Landscape for 2009,” which is available at our website. In drafting future executive compensation disclosure, please consider providing a more complete description of your executive compensation practices in the additional following areas:

•	appropriate analysis and insight into how the Committee determined specific payouts without using boilerplate disclosure or jargon in this section;

•

appropriate disclosure of the specific items of corporate performance that are taken into consideration in making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items.

•

replace vague disclosure with meaningful information that investors can use to evaluate the compensation program. For example, where you refer to “individual and corporate performance,” “corporate and personal performance goals” and “performance of individual executives,” please disclose with specificity how you define those terms.

Jay Mumford

Securities and Exchange Commission

November 10, 2009

Page Three

Response: The Company supplementally advises the Staff that its overall compensation program is discretionary, including each element of compensation of its named executive officers (the “NEOs”) such as base salary, annual bonus and annual equity award. As noted in the CD&A, the Compensation Committee of the Company, which is comprised solely of independent, non-employee board members, does not follow a specific set of guidelines or formulas in determining the amount and mix of compensation elements for each NEO. The Compensation Committee determines the overall compensation of each NEO based on the committee’s annual assessment of such NEO’s overall performance for the relevant year and the overall performance of the Company for the relevant year. For example, as a result of a review of the 2008 financial results and the overall financial performance of the Company in 2008, except for the President, no bonus was paid to the other NEOs in 2008. Also, the elements of compensation of the NEOs are relatively simple, currently consisting of base salary, potential annual bonus and potential annual equity grant. The Company’s compensation policy has been deemed advisable and consistent with the Company’s overall compensation objectives and philosophies because the Board of Directors and the Compensation Committee considered the small size of the Company’s management team and the flexibility offered by a less formula-based compensation program, as well as recognized that achievement of strategic goals, in addition to achievement of financial goals, is important to the assessment of a NEO’s overall performance. Because the Compensation Committee annually evaluates the performance of the NEOs based on a broad set of corporate and personal performance goals and no specific weigh is given to any particular goal achieved or any other factor, it is not possible to provide a complete qualitative and quantitative discussion linking the Company’s compensation objectives and policies with the actual amounts paid to the NEOs.

Nonetheless, the Staff’s comment is duly noted. In future filings, the Company will be clearer in stating that its overall compensation program, including each element of compensation, for its NEOs is discretionary.

Furthermore, to the extent that specific items of corporate or individual performance or other specific factors are taken into consideration in making compensation decisions, the Company will describe these specific items in greater detail and avoid boilerplate descriptions.

3.

In future filings, please provide additional disclosure and analysis of how base salary compensation amounts for each of your named executive officers were set. We note you describe “competitive market conditions for executive compensation, the company’s performance, the performance of the individual executive,” yet it is unclear how these factors impacted the decision. Your revised disclosure should explain in detail how each of these performance items affected your committee’s base

Jay Mumford

Securities and Exchange Commission

November 10, 2009

Page Four

salary decision. Also disclose any specific contributions that the Committee used in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions, including specifying additional responsibilities. Please refer to Regulation S-K Item 402(b)(2)(vii). Also, we note you state the “base salaries of your executive officers remained the same…” However, it appears that other than your CEO, each executive had increases in base salary from 2007 to 2008. Please clarify why your 2008 Summary Compensation Table does not reconcile with your disclosure here.

Response: As noted above, the Company’s overall compensation program is discretionary, which includes the establishment of the base salaries of each NEO. Reviews of base salaries year over year for the NEOs are based on the annual assessment of their overall performance for the relevant year by the Compensation Committee. As the Staff noted, the CD&A sets forth the primary considerations of the Compensation Committee in determining the base salaries of the NEOs, which are competitive market conditions for executive compensation, the Company’s performance, the performance of the individual NEOs for the then completed year and any promotion or other change in job responsibility of the individual NEO. However, because the determination of the base salaries is discretionary, no specific goals are considered and no specific weigh is given to any particular goal achieved or any other factor, it is not possible to describe a comprehensive list of factors considered by the Compensation Committee and how the various factors considered are directly linked to the base salaries.

Nonetheless, the Staff’s comment is duly noted. In future filings, to the extent that specific items of corporate or individual performance or other specific factors are taken into consideration or given priority in establishing the base salary compensation amounts for the NEOs, the Company will describe these specific items and how they are weighted and factored into the determination of the base salary in greater detail and avoid boilerplate descriptions.

Furthermore, the Company supplementally advises the Staff that, except for increases to the base salaries of the Company’s CFO and President of South East Asia Operations (which are noted in the CD&A starting at page 17), the base monthly salaries of the NEOs at end year 2007 were the same as their base monthly salaries throughout 2008. This was what the Company intended to convey in the statement that “base salaries of the executive officers remained the same.” However, there were differences between 2007 and 2008 annual base salaries for the NEOs as further explained below.

Jay Mumford

Securities and Exchange Commission

November 10, 2009

Page Five

Notwithstanding that the base monthly salaries at end year 2007 were the same as the base monthly salaries throughout 2008, there were differences in the annual base salaries from 2007 to 2008 for all the NEOs (other than the CEO) in the 2008 Summary Compensation Table for two reasons. First, all the executive officers of the Company, other than the CEO, are paid in currencies other than the U.S. dollar and the fluctuations in the currency exchange rate from 2007 to 2008 resulted in a portion of the differences noted in the table. Only the CEO’s base salary is paid in the U.S. dollar. The President of the Company is paid in Swiss Franc and the COO, CFO and CTO are all paid in New Israeli Shekel. As noted in the footnotes to the 2008 Summary Compensation Table, the amounts are translated into the U.S. dollar at the average annual exchange rate of the Swiss Franc or New Israeli Shekel, as applicable, into the U.S. dollar. Second, the COO, CFO and CTO of the Company received an increase to their base salaries during the middle of 2007 and this change within 2007 further resulted in the differences between 2007 and 2008 figures. The increases to their base salaries in 2007 were noted on page 18 of the CD&A for 2007. Moreover, with respect to the President, he became the President on October 31, 2007 and therefore his 2007 base salary was prorated. Nonetheless, the Staff’s comment is duly noted. In future filings, the Company will be clearer in describing any changes to base salaries year over year.

4.	We note from your discussion on page 18 that you have not disclosed the specific goals for your named executive officers to achieve. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. To the extent that it is appropriate to omit specific goals, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the goals, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response: The Company supplementally advises the Staff that it does not set specific goals for its NEOs to achieve, other than the general goals of positive financial results, growth of the Company’s business and dutiful completion of responsibilities consistent with the position of the NEOs. Nonetheless, the Staff’s comment is duly noted. In future filings, to the extent that specific goals are established for the Company’s NEOs, the Company will describe these specific goals in detail and how they are factored into the determination of the NEO’s overall compensation.

Jay Mumford

Securities and Exchange Commission

November 10, 2009

Page Six

5.	We note the disclosure on page 18 of the bonus paid to Mr. Robertson. Please tell us where you filed as an exhibit the agreement with Mr. Robertson concerning his bonus. We note section 8 of exhibit 10.37 of the employment agreement with Mr. Robertson refers to “the details of the Performance Bonus are to be set forth in a separate agreement” after the employment agreement becomes effective. Also, in future filings, clarify the reference in the last paragraph of the Bonus section to details “set forth elsewhere in this prospectus.”

Response: The Company supplementary advises the Staff that no exhibit was filed because, notwithstanding the employment agreement with Mr. Robertson, there was no verbal or written agreement between the Company and Mr. Robertson concerning the bonus of $25,000 paid to him in 2008. The Board of Directors and Compensation Committee of the Company approved Mr. Robertson’s bonus of $25,000 after deliberation at a November 2008 meeting. The considerations of the Board and Compensation Committee in approving Mr. Robertson’s bonus were discussed on page 18 of the CD&A. Specifically, they considered Mr. Robertson’s performance within the Company from commencement of his employment through 2008 and recognized that he joined the Company in September 2007 and did not receive a bonus in 2007 whereas the other NEOs of the Company received a bonus in 2007.

Furthermore, the Staff’s comment regarding the reference “set forth elsewhere in this prospectus” is duly noted, and the Company will revise its disclosure to provide greater clarity in its future fillings.

6.	In future filings, please include substantive analysis and insight into how the Compensation Committee made its equity grant determinations with respect to each named executive officer. Refer to paragraph (b)(1)(v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual amount of the equity grant that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

Response: As noted above, the Company’s overall compensation program is discretionary, which includes the grant of equity awards. Equity awards are granted to NEOs based on the annual assessment of their overall performance for the relevant year by the Compensation Committee, as well as consideration by the committee that equity awards are long term retention tools to help the Company attract and retain key employees. Because the determination of the equity awards is discretionary, no

Jay Mumford

Securities and Exchange Commission

November 10, 2009

Page Seven

specific goals are considered and no specific weigh is given to any particular goal achieved or any other factor, it is not possible to describe a comprehensive list of factors considered by the Compensation Committee and how the various factors considered are directly linked to the equity awards granted. For this reason, the CD&A only describes the Compensation Committee’s general considerations such as the competitiveness of an equity award for purposes of employee retention and aligning the NEOs’ interests with stockholder interests.

Nonetheless, the Staff’s comment is duly noted. In future filings, to the extent that specific items of corporate or individual performance or other specific factors are taken into consideration or given priority in establishing the criterion for the grant of equity awards to NEOs, the Company will describe these specific items and how they are weighted and factored into the determination of the equity awards in greater detail and avoid boilerplate descriptions.

****

Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at the telephone number provided above.

Very truly yours,

/s/ Jackie Liu
Jackie Liu

cc:	Dror Levy, DSP Group, Inc.

Bruce Mann, Esq., Morrison & Foerster LLP